

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 3, 2017

Mr. Prufesh R. Modhera, Esq.
Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, D.C. 20036-2652

     Re: **USQ Core Real Estate Fund**
       File Nos. 333-217181 and 811-23219

Dear Mr. Modhera:

  On April 6, 2017, you filed a registration statement on Form N-2 for USQ Core Real Estate Fund (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

PROSPECTUS

Cover page

1. Please move the first three sentences under "Shares Not Listed on an Exchange" to the outside front cover page and make the sentences more prominent (*e.g.*, use bold font). *See* Item 1 of Form N-2.

2. The first sentence under "Investment Objective" states that the Fund's investment objective is "to generate a return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets." The first sentence under "Summary of Investment Strategy" states that the Fund "seeks to provide investors with returns equal to or greater than the NCREIF Fund Index – Open End Diversified Core Equity over an entire market cycle". Each of these sentences sets forth a different investment objective for the Fund. Please revise the disclosure to identify a single investment objective for the Fund.

3. Please explain to us why it is appropriate to use this NCREIF Fund Index, which consists of open-end funds, as a benchmark for this closed-end interval fund. Also, please disclose what the acronym "NCREIF" stands for the first time it is used.

4. The third sentence under "Summary of Investment Strategy" indicates that the Fund will invest in Private Investment Funds. Also, the first sentence under "The Fund's Target Investment Portfolio" on page 9 indicates that the Fund can invest up to 95% of its assets in Private Investment Funds. Please tell us what provision of the Investment Company Act of 1940 ("1940 Act") the Private Investment Funds rely on to be exempt from registration thereunder; please also explain to us why it is appropriate for the Fund to be able to invest up to 95% of its assets in Private Investment Funds that are not typically available to retail investors. We may have more comments after reviewing your response.

5. The fifth sentence under "Summary of Investment Strategy" defines "real estate securities". If real estate securities include mortgage-backed securities, please add a reference to mortgage-backed securities in the definition and please add the corresponding risks of mortgage-backed securities in the "Principal Risks of Investing in the Fund" section of the Prospectus.

6. The fifth sentence under "Summary of Investment Strategy" defines "real estate securities" to include various types of securities "issued by: Private Investment Funds and Public Investment Funds that invest principally, directly or indirectly, in real estate . . . ." Please revise the definition to clarify whether each of the types of securities included in the definition can be issued by Private Investment Funds and Public Investment Funds or whether only certain of the types of securities included in the definition (*e.g.*, secured or unsecured debt) would be issued by these two types of funds.

7. The seventh sentence under "Summary of Investment Strategy" states that, for purposes of its 80% investment policy, the Fund may also invest in real estate-linked derivative instruments. Please disclose that the Fund will value derivatives based on market value for this purpose. *See* Rule 35d-1(a)(2)(i). *See also* Section 2(a)(41) of the 1940 Act.

8. The first sentence under "Use of Proceeds" states that the proceeds of the offering will be invested in accordance with the Fund's investment objective as soon as practicable after receipt. Please disclose with more specificity how long it will take the Fund to invest the proceeds in accordance with its investment objective (*e.g.*, three months). If the time period is more than three months, please disclose the reasons for this delay. *See* Item 7.2 of Form N-2 and Guide 1 to Form N-2.

9. The third sentence under "Use of Proceeds" states that "[c]osts incurred in connection with the organization and initial offering of the Fund will be borne by the Adviser." However, the fifth sentence states that the "estimated expenses of issuance and distribution for the Fund's shares are included as Other Expenses under the '[Summary of Fund Expenses]' section". As it appears that both these sentences are referring to the same costs, please reconcile this disclosure to clarify whether the Fund or the Adviser is bearing these costs.

Prospectus Summary — Principal Investment Strategies of the Fund (pages 1 - 2)

10. The third sentence of the third paragraph states that the Fund may invest in high yield securities. Please add a reference to "junk bonds" after "high yield securities". Also, please disclose on the outside front cover page of the Prospectus that the Fund can invest in high yield securities, or "junk bonds". Furthermore, please add a risk factor that describes the risks of junk bonds to the "Principal Risks of Investing in the Fund" section of the Prospectus.

11. The first sentence of the fourth paragraph states that "[i]n certain circumstances or market environments, the Fund may reduce its investment in real estate securities and hold a larger position in cash or cash equivalents." Please disclose with greater specificity the circumstances or market environments in which the Fund may take such action.

12. The second sentence of the fourth paragraph states that the Fund invests "over 25% of its assets in real estate securities." Please replace "assets" with "total assets". *See* Instruction to Item 8.2.b.(2) of Form N-2.

13. The last sentence on page 1 states that, for purposes of the Fund's 80% investment policy, the Adviser considers an issuer to be principally invested in real estate if 50% or more of its assets are attributable to ownership, construction, management or sale of real estate. After the word "issuer", please add "including Private Investment Funds and Public Investment Funds" to clarify that those issuers are subject to this criteria as well.

14. The first sentence of the first full paragraph on page 2 states that a "select number of Private Investment Funds in which the Fund may invest may charge a performance fee." Inasmuch as many private funds charge performance fees, please delete "select" from this sentence.

Prospectus Summary — Principal Risks of Investing in the Fund — Risks Relating to the Fund's Investments (pages 2 – 4)

15. The first risk factor on page 2 sets forth the risks of concentrating in the real estate industry, which include "(ix) changes in interest rates . . . ." Please disclose that rising interest rates can negatively impact the value of real estate securities. Also, please disclose a separate interest rate risk factor that sets forth the risks of changing interest rates on the Fund's portfolio. *See* Fund Disclosure Reflecting Risks Related to Current Market Conditions, IM Guidance Update 2016-02 (March 2016).

16. The last risk factor on page 3 sets forth the risks of investing in convertible securities. If the Fund expects to invest (whether directly or through Underlying Funds) in contingent convertible securities ("CoCos"), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (*e.g.*, credit quality, conversion triggers).

Prospectus Summary — Principal Risks of Investing in the Fund — Other Risks of Investing in the Fund (pages 4 – 6)

17. On page 6, the second sentence under "Distribution Policy Risk" states that all or a portion of a distribution may consist solely of a return of capital. Please also disclose this sentence on the outside front cover page of the Prospectus.

Summary of Fund Expenses (pages 7 – 8)

18. If the Fund anticipates borrowing in its first year of operations, please add a line item "Interest Payments on Borrowed Funds" to the fee table that includes an estimate of the borrowing costs the Fund will bear. *See* Item 3.1 of Form N-2 and Instruction 8 thereto. Alternatively, please disclose that the Fund has no current intent to borrow.

19. The third sentence of footnote 5 to the fee table states that Acquired Funds' fees and expenses are based on historic fees and expenses. Since the Fund is a new Fund and has not historically incurred any actual fees and expenses, please remove the reference to historic fees and expenses.

20. The first sentence of footnote 6 to the fee table states that the Adviser has contractually agreed through [___], 2018 to waive its advisory fees and/or assume expenses otherwise payable by the Fund to a certain extent. Please confirm to us that the date to be inserted in this sentence will be at least one year from the effective date of the registration statement.

Prospectus Investment Objectives, Policies and Strategies — The Fund's Target Investment Portfolio (pages 9 - 11)

21. The first sentence of the first paragraph states that the Adviser executes its investment strategy by investing up to 95% of its total net assets in a concentrated portfolio of core Private Investment Funds included in the NFI-ODCE Index. Please also disclose this sentence on the outside front cover page of the Prospectus. In addition, please disclose what the acronym "NFI-ODCE" stands for the first time it is used.

22. The fourth sentence under "Private Investment Funds" on page 10 refers to the Fund's "Fund-of-Funds approach". Please disclose on the outside front cover page of the Prospectus that the Fund operates as a fund of funds.

Management of the Fund — Investment Adviser (page 20)

23. The second sentence of the first paragraph states that the Adviser is registered with the SEC as an investment adviser. However, the Adviser is not currently registered with the SEC as an investment adviser. Please confirm to us that the Adviser will be registered with the SEC as an investment adviser by the time the Fund requests acceleration of effectiveness of this registration statement.

Management of the Fund — Portfolio Manager (page 21)

24. The second sentence states that "[s]ubject to the oversight of the Committee as a whole, [___] . . . oversees the day to day investment operations of the Fund." Please clarify which person or persons (*e.g.*, the Committee) are *primarily responsible* for the day-to-day management of the Fund. *See* Item 9.1.c. of Form N-2.

Distribution of Fund Shares — Distribution Plan (page 24)

25. The third sentence of this paragraph refers to an exemptive order which permits the Fund to charge asset-based distribution fees. Please confirm to us that the Fund will not request acceleration of effectiveness of this registration statement until it has obtained the exemptive order.

26. Please add disclosure stating that because the distribution fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges. *See* Item 12(b)(2)(2) of Form N-1A.

Market Timing Policy (page 28)

27. The second sentence refers to "frequent trading of Fund shares". Inasmuch as the Fund will not be "traded", but will sell shares and make periodic repurchases of shares, please revise the disclosure in this section to replace the references to "trading" with references to purchases and redemptions of Fund shares.

STATEMENT OF ADDITIONAL INFORMATION

Management of the Fund — Board of Trustees (pages 17-18)

28. The table states that all trustees and officers have served "since inception". Please specify the Fund's inception date in the table to clarify the length of service of the Fund's trustees and officers.

Signature Page

29. Once the Board has been constituted (*e.g.*, independent trustees appointed), please confirm that the next amendment to the Fund's registration will be executed in accordance with Section 6 of the Securities Act of 1933 ("Securities Act").

GENERAL COMMENTS

30. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

31. We note that many portions of your filing are incomplete or to be updated by amendment (*e.g.*, identity and other information regarding two independent trustees, financial statements). We may have additional comments on such portions when you complete them

in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

32. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

33. Other than the exemptive application submitted by the Fund on January 10, 2017, please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

34. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel